Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated May 26, 2017

(To Prospectus dated April 25, 2017, as supplemented by the

Preliminary Prospectus Supplement dated May 26, 2017)

Registration Statement No. 333-216075

Asure Software Acquires iSystems and Compass HRM; Announces Public Offering of Common Stock

Asure Management to Hold Conference Call on May 26 at 11 a.m. ET

Austin, TX — May 26, 2017 — Asure Software, Inc. (NASDAQ: ASUR), a leading provider of Human Capital Management (HCM) and workplace management software, has consummated the acquisitions of iSystems Intermediate Holdco, Inc. (iSystems) and Compass HRM (Compass). In connection with the acquisitions, the company increased the total principal amount of commitments under its credit facility from approximately $32 million to $75 million, as well as announced its intention to offer and sell shares of its common stock in an underwritten public offering.

Acquisitions Summary and Other Key Developments:

•                  Consummated the acquisition of iSystems, a leading national provider of HCM solutions to more than 100 payroll and HR service bureaus, providing Asure with additional cross-sell revenue opportunities and cost synergies

•                  Consummated the acquisition of Compass HRM, a regional HR and payroll service bureau in the Southeast and existing reseller of Asure’s HCM offering

•                  Updated its financial guidance for fiscal 2017

•                  Secured a new $35 million term loan, thereby increasing the total commitment capacity under its restated credit facility to $75 million

•                  Announced a proposed public offering of its common stock

•                  Agreed to appoint Silver Oak Services Partners Founder and Co-Managing Partner Daniel Gill to Asure board of directors, effective June 6, 2017

•                  Announced that Asure management will hold a conference call on May 26 at 11 a.m. ET to discuss the acquisitions and financial outlook

iSystems Acquisition

Based in Burlington, VT, iSystems is a leading national provider of HCM software for service bureaus, including independent payroll processors, banks and Certified Public Accountants (CPAs). Founded in 1996 by service bureau professionals, iSystems delivers payroll processing capabilities to service bureaus through its core software platform EvolutionHCM, which includes payroll, tax, HR management, time and labor, and business analytics.

With iSystems products providing core processing capabilities, the company’s service bureau customers then resell HCM and payroll processing services into the end market, typically consisting of small and medium businesses with less than 1,000 employees. Today, iSystems has more than 100 service bureau customers nationwide, who collectively process payroll for approximately 75,000 small and mid-sized businesses.

As a standalone company, iSystems is projected to generate approximately $14 million in revenue and approximately $1.7 million in EBITDA in 2017, before realizing potential revenue and cost synergies with Asure. The aggregate consideration of the iSystems acquisition is $55 million, which includes $32 million in cash, $18 million of Asure Software unregistered common stock (approximately 1.5 million shares), and a $5 million seller note at 3.5% interest.

“Much like our transformational acquisition of Mangrove last year, the decision to acquire iSystems is consistent with our strategy of purchasing businesses with proven technology and a robust service bureau organization customer base, which present significant financial opportunities to upsell and cross-sell our solutions,” said Asure CEO Pat Goepel. “In fact, iSystems’ customer base of more than 100 service bureaus represent an attractive consolidation opportunity for us to potentially acquire approximately $130 million in additional payroll revenue.”

“This ‘tuck-in’ acquisition strategy of service bureaus not only maintains technology continuity with the end customer and improves support, but also provides Asure with an opportunity to capitalize on significant cost synergies and EBITDA margin expansion by eliminating duplicative back office functions and resources. These types of ‘tuck-in’ acquisitions can be accretive and also relatively seamless and quick from a potential integration perspective.”

Additional financial information relating to iSystems is included in an 8-K filing with the SEC.

Compass HRM Acquisition

Tampa-based Compass HRM is a current reseller of Asure’s HCM offering (formerly Mangrove), which provides human resources solutions that enhance organizations, people, and profits through payroll and HR solutions. The acquisition of Compass HRM expands Asure’s reach in the Southeast, particularly Florida. Asure plans to leverage Compass HRM’s referral network to provide new clients with the necessary tools to help achieve the success of their most valuable resources: their people.

Compass HRM clients will continue to receive the local expertise they have come to expect and value. However, they will now also benefit from Asure’s ability to provide workforce and workplace management services with the support of a larger organization with more resources and capabilities.

The aggregate consideration for the Compass HRM acquisition consists of $4.5 million in cash and a $1.5 million seller note.

“As a regional service bureau and longstanding reseller of our leading HCM solutions, we are confident that Compass HRM will integrate quickly and effectively into our business, providing us with the opportunity for meaningful revenue and EBITDA improvements,” added Goepel. “Our successful track record of acquiring and integrating service bureaus, like PSNW and CPI earlier this year, has served as a viable blueprint in our pursuit of iSystems, Compass, as well as other service bureaus who are already using our technology.”

“This strategy allows us to have the opportunity to supplement our existing organic growth with attractive and accretive acquisition growth that should enable us to capture significant sales, product, and financial synergies to methodically scale our business. In fact, in the first quarter since we completed the PSNW and CPI acquisitions, we were able to increase the service bureaus combined topline by more than 10%, as well as expand their aggregate EBITDA margin from 10% to more than 50%. These significant improvements are consistent with our plan and demonstrate the financial attractiveness of the service bureau consolidation opportunity presented to us. Simply put, our acquisition of iSystems, a company with more than 100 service bureau customers, which is nearly six times the amount of service bureaus that Mangrove supported when we acquired them, provides us with considerable consolidation opportunities to profitability scale our business further.”

Financial Outlook

Concurrent with the acquisitions of iSystems and Compass HRM, Asure updated its financial guidance for fiscal 2017. Asure now projects 2017 revenue, EBITDA (excluding one-time items), net income (loss) per share (excluding one-time items), and non-GAAP net income per share as follows:

2017 Financial Guidance	Fiscal 2017
Revenue	$53.0 million to $56.0 million
EBITDA, excluding one-time items	$11.9 million to $13.2 million
Net Income (Loss) per Share, excluding one-time items	($0.02) to $0.02
Non-GAAP Net Income per Share	$0.50 to $0.59

For 2017, Asure expects to achieve between $53.0 and $56.0 million in revenue, with EBITDA, excluding one-time items, of between $11.9 and $13.2 million, net income (loss) per share, excluding one-time items, of between $(0.02) and $0.02 and non-GAAP net income per share of between $0.50 and $0.59.

On a pro forma basis for 2017 (as if iSystems, Compass HRM and Asure had been combined as a single company as of January 1, 2017), Asure expects to achieve between $62.0 and $65.0 million in revenue, with EBITDA, excluding one-time items, of between $15.2 and $17.4 million, net income per share, excluding one-time items, of between $0.31 and $0.37 and non-GAAP net income per share of between $1.10 and $1.27.

For 2018, Asure’s objectives are to reach double-digit organic revenue growth with multiple “tuck-in” acquisitions each of approximately $2.0 million of revenue and a purchase price of about two times revenue. In addition, Asure seeks to reach between $70.0 and $80.0 million of revenue for 2018, with EBITDA, excluding one-time items, of between $16.0 and $20.0 million, and net income per share, excluding one-time items, of between $0.25 and $0.44 and non-GAAP net income per share of between $0.74 and $0.96.

Goepel continued: “We believe our operating leverage coupled with our growth and profitability profile makes us a truly unique SaaS company. We are continuing to make solid progress toward achieving our mid-term goal of surpassing $100 million in revenue with double-digit EBITDA margins.”

Public Equity Offering

Asure intends to offer and sell shares of its common stock in an underwritten public offering. Roth Capital Partners is acting as the sole book-running manager for the offering.

The shares of common stock are being offered by Asure pursuant to a shelf registration statement on Form S-3 previously filed with and subsequently declared effective by the Securities and Exchange Commission. Before you invest, you should read the prospectus in that registration statement and other documents Asure has filed with the SEC for more complete information about Asure and this offering. An electronic preliminary prospectus supplement and the accompanying prospectus relating to the offering has also been filed with the SEC and is available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, California 92660, Attn: Equity Capital Markets, via telephone at (800) 678-9147 or via email at rothecm@roth.com.

Amended Credit Agreement with Wells Fargo Bank and Goldman Sachs Specialty Lending

Asure entered into an amended and restated $75 million Credit Facility with Wells Fargo Bank and is excited to announce a new lender, Goldman Sachs Specialty Lending. The loan agreement gives Asure additional financial flexibility by providing the company with an incremental $40 million facility to make further acquisitions.

Daniel Gill Appointment to Asure Board of Directors

In connection with the consummation of the acquisition of iSystems, Asure has agreed to appoint Daniel Gill, Founder and Co-Managing director of Silver Oak Services Partners and the majority owner of iSystems, to the Asure board of directors, effective June 6, 2017. Following Gill’s appointment, Asure’s board of directors will be comprised of five independent directors and one inside director.

Gill also currently serves on the board of directors of the Pediatric Dental Practice Management platform, PLA, PRN and VASA Fitness. Gill previously served on the board of Advantage Payroll Services, Aurum Technology, CompuPay, Convergent Resources, Direct Travel, Dynamic Hospitals, Education Corporation of America, GKIC, Interlink Communications Partners, Merit Health Systems, and Physicians Endoscopy.

“I am excited to welcome Dan to the board of directors, especially during a time of such rapid growth for our company,” added Goepel. “Dan not only has a wealth of corporate governance and financial experience, but also brings to our organization a deep insight into the payroll and HR industry. We look forward to his guidance and contributions as we continue to expand our market share and global footprint in the HCM space.”

Gill received an M.B.A. from the University of Chicago, Graduate School of Business and a B.A. degree in Economics from Bucknell University.

Conference Call

Asure management will hold a conference call on Friday, May 26 at 11:00 a.m. Eastern time (10:00 a.m. Central time) to discuss the acquisitions and business outlook.

Asure CEO Pat Goepel and CFO Brad Wolfe will host the presentation, followed by a question and answer period.

Date: Friday, May 26, 2017

Time: 11:00 a.m. Eastern time (10:00 a.m. Central time)

U.S. dial-in: 877-853-5636

International dial-in: 631-291-4544

Conference ID: 30407284

The conference call will be broadcast simultaneously and available for replay via the investor section of the company’s website here.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 949-574-3860.

U.S. replay dial-in: 855-859-2056

International replay dial-in: 404-537-3406

Replay ID: 30407284

Forward-Looking Statements

The forward-looking statements in this press release are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by forward-looking statements because of various risks and uncertainties, including those described in the preliminary prospectus supplement and the accompanying prospectus and in Asure’s other filings and reports with the Securities and Exchange Commission. When used in this press release, the words “believes,” “plans,” “expects,” “will,” “intends,” “estimates” and “anticipates” and similar expressions are intended to identify forward-looking statements. Except as required by law, Asure is not obligated to update any forward-looking statements to reflect events or circumstances that occur after the date of this press release or to reflect the occurrence of unanticipated events.

The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.

About iSystems

iSystems, LLC is the company behind Evolution, which provides accuracy, productivity, and financial control within one single-source, end-to-end HCM solution. iSystems values and understands the importance of innovation and perseverance to provide its service provider clients with a secure, scalable and reliable technology. The company maintains a high level of product and technical support, provides ongoing training programs, offers marketing and sales support, and ensures a high level of commitment to the research and development of new products and services. The Evolution HCM software was recently recognized by CIO Review and its independent board of advisors as one of the 20 Most Promising HR Technology Solution Providers for 2016 in the country.

About Compass HRM

Compass HRM, located in Tampa Florida, provides the flexibility, choice and convenience for businesses who need to manage their HR, payroll, benefits and compliance, at a cost savings of a Professional Employer Organization (PEO). With over 30,000 employees and dependents serviced we continue to be a strategic partner for small to mid-sized companies across the nation looking to streamline processes, optimize workflows and more efficiently manage their human capital across all HR functions. Compass HRM was recently listed in Inc. magazines, Annual 500 ranking, as one of the nation’s fastest growing private companies.

About Asure Software

Asure Software, Inc., (NASDAQ: ASUR), headquartered in Austin, Texas, offers intuitive and innovative technologies that enable companies of all sizes and complexities to operate more efficiently. We help build companies of the future. Our cloud platform has helped more than 7,500 clients worldwide to better manage their people and space for a mobile, digital, multi-generational, and global organization. Asure Software’s suite of solutions range from HCM workforce management solutions, time and attendance to workspace asset optimization and meeting room management solutions. For more information, please visit www.asuresoftware.com.

Company Contact:

Brad Wolfe, CFO

Asure Software, Inc.

888-323-8835

bwolfe@asuresoftware.com

Investor Relations Contact:

Matt Glover and Najim Mostamand

Liolios Group, Inc.

949-574-3860

ASUR@liolios.com

*Non-GAAP Financial Measures

This press release includes the following financial measures defined as non-GAAP financial measures by the Securities and Exchange Commission: EBITDA and GAAP Net Income (Loss) excluding one-time expenses. These supplemental financial measures are not required by GAAP, nor is the presentation of this financial information intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management recognizes that non-GAAP financial measures have limitations in that they do not reflect all of the expenses associated with Asure’s earnings results as determined in accordance with GAAP. However, for the reasons described below, management uses these non-GAAP measures to evaluate the performance of Asure’s business. Asure’s management believes that it is important to provide investors with these same tools, together with reconciliation to GAAP, for evaluating the performance of Asure’s business, as it may provide additional insight into Asure’s financial results. See the “Reconciliation of GAAP Net Income (Loss) to Net Income (Loss) Before Interest, Taxes, Depreciation, Amortization and Stock Compensation Expense (EBITDA)” and the “Reconciliation of GAAP Net Income/(Loss) to Net Income (Loss) Excluding One-Time Expenses” tables included in this press release for further information regarding these non-GAAP financial measures. In addition, these measures are presented because management believes they are frequently used by securities analysts, investors and others in the evaluation of companies.

EBITDA is calculated by adding income taxes, interest expense, depreciation and amortization and stock compensation expense to net earnings. EBITDA is not defined under GAAP and should not be considered in isolation or as a substitute for net earnings and other consolidated earnings data prepared in accordance with GAAP or as a measure of Asure’s profitability.

Net Income (Loss) Excluding One-Time Expenses is calculated by combining the company’s GAAP Net Income (Loss), or earnings per share, with expenses that are one time in nature and are not expected to recur on a dollar or per share basis.

Non-GAAP Net Income (Loss) is calculated by combining the company’s GAAP Net Income (Loss), or earnings per share, with items that are one time in nature and are not expected to recur on a dollar or per share basis. It excludes the impact of purchase accounting adjustments, amortization expense on acquisition-related intangible assets, stock-based compensation expense, and acquisition-related expenses. We have revised our non-GAAP Net Income (Loss) to include acquisition-related amortization, as we believe this will more accurately reflect how we analyze our operations and provide information needed by investors to gain additional insight into our financial results. These expenses have been included in the non-GAAP Net Income (Loss) for all periods presented.

Reconciliation of GAAP Net Income (Loss) to EBITDA Excluding One-time Expenses:

$000s	Fiscal 2017			Fiscal 2017 Pro forma			Fiscal 2018
Net Income (Loss)	(3,500)	to	(4,000)	(425)		—	625	to	2,500
Interest	4,000	to	4,200	4,000	to	4,200	4,500	to	5,500
Tax	250	to	300	250	to	300	250	to	300
Depreciation	1,900	to	2,000	2,100	to	2,200	2,050	to	2,200
Amortization	5,800	to	6,200	5,825	to	6,200	5,825	to	6,200
Stock Compensation	250	to	300	250	to	300	250	to	300
EBITDA	8,700	to	9,000	12,000	to	13,200	13,500	to	17,000
One-time expenses	3,200	to	4,200	3,200	to	4,200	2,500		3,000
EBITDA excluding one-time expenses	11,900	to	13,200	15,200	to	17,400	16,000		20,000

Reconciliation of GAAP Net Income (Loss) to Net Income (Loss) Excluding One-Time Expenses and non-GAAP Net Income per share

	Fiscal 2017
Net loss per share	$(0.30)	to	$(0.35)
One time items per share	$0.28	to	$0.37
Net Income (loss) per share, excluding one time items	$(0.02)	to	$0.02
Stock based compensation per share	$0.02	to	$0.03
Amortization expense on acquisition-related intangible assets per share	$0.50	to	$0.54
Non GAAP Net Income per share	$0.50	to	$0.59

	Fiscal 2017 Pro forma
Net loss per share	$(0.04)	to	$—
One time items per share	$0.35	to	$0.37
Net Income per share, excluding one time items	$0.31	to	$0.37
Stock based compensation per share	$0.28	to	$0.37
Amortization expense on acquisition-related intangible assets per share	$0.51	to	$0.54
Non GAAP Net Income per share	$1.10	to	$1.27

	Fiscal 2018
Net Income per share	$0.05	to	$0.20
One time items per share	$0.20	to	$0.24
Net Income per share, excluding one time items	$0.25	to	$0.44
Stock based compensation per share	$0.02	to	$0.02
Amortization expense on acquisition-related intangible assets per share	$0.47	to	$0.50
Non GAAP Net Income per share	$0.74	to	$0.96